EXPENSE LIMIT AGREEMENT

Expense Limit Agreement made as of August 1, 2006 and as revised on May 1, 2024 between Amundi Asset Management US, Inc. (“Amundi US”) and Pioneer Variable Contracts Trust (the “Trust”) with respect to the Trust’s series of shares of beneficial interest listed on Appendix I hereto (each a “Portfolio”).

Whereas Amundi US wishes to reduce the expenses of each Portfolio; and

Whereas the Trust wishes to have Amundi US enter into such an agreement.

Now therefore the parties agree as follows:

SECTION 1. Amundi US agrees to limit each Portfolio’s expenses (the “Expense Limitation”) by waiving Amundi US’s fees and/or reimbursing the Portfolio for the Portfolio’s ordinary operating expenses (ordinary operating expenses means all expenses of the Portfolio other than taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation) so that the total expenses of the Portfolio with respect to Class I or Class II shares, as designated in Appendix I, do not exceed the percentage of average daily net assets attributable to Class I or Class II shares, as specified in Appendix I, on an annual basis. Amundi US also agrees to waive its fees and/or reimburse the fund-wide expenses attributable to any other authorized class of a Portfolio’s shares to the same extent that such expenses are reduced for that Portfolio’s Class I or Class II shares, as the case may be. Amundi US may waive and/or reimburse fees and expenses allocated to the applicable Class of shares before waiving or reimbursing fund-wide expenses. In no event, shall Amundi Distributor US, Inc. be required to waive or Amundi US reimburse any fees payable under the Trust’s Rule 12b-1 Plan.

SECTION 2. Amundi US may terminate or modify the Expense Limitation only in accordance with this Agreement. Amundi US agrees that the Expense Limitation shall not be modified or terminated during the remainder of the fiscal year in which this Agreement or any predecessor Agreement is executed. Amundi US shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, Amundi US elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Trust’s post-effective amendment to its Registration Statement on Form N-1A to incorporate the Portfolios’ financial statements; provided that this Agreement shall remain in effect at all times with respect to a Portfolio until the Portfolio’s then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by Amundi US referred to in the preceding sentence shall not be subject to the approval of the Trust or its Board of Trustees, but Amundi US shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

SECTION 3. This Agreement shall be governed by the laws of the State of Delaware.

In witness whereof, the parties hereto have caused this Agreement to be signed as of the 1st day of May, 2024.

PIONEER VARIABLE CONTRACTS TRUST

By:	/s/ Lisa M. Jones
Lisa M. Jones
Title:	President

AMUNDI ASSET MANAGEMENT US, INC.

By:	/s/ Gregg M. Dooling
Name:	Gregg M. Dooling
Title:	Chief Financial Officer

APPENDIX I

Effective as of May 1, 2024:

PORTFOLIO	CLASS	EXPENSE LIMITATION
Pioneer Bond VCT Portfolio	Class I	0.62% until 05/01/25
Pioneer High Yield VCT Portfolio	Class I	0.90% until 05/01/25
Pioneer High Yield VCT Portfolio	Class II	1.15% until 05/01/25
Pioneer Strategic Income VCT Portfolio	Class I	0.75% until 05/01/25
Pioneer Strategic Income VCT Portfolio	Class II	1.00% until 05/01/25